--------------------------
                                                             OMB APPROVAL
                     UNITED STATES                    --------------------------
         SECURITIES AND EXCHANGE COMMISSION            OMB Number: 3235-0145
                  Washington, D.C. 20549               Expires: October 31, 2002
                                                       Estimated average burden
                                                       hours per response...14.9
                                                      --------------------------


                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                          TRANSKARYOTIC THERAPIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   893735 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 22, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 pages

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 893735 10 0                                         Page 2 of 13 Pages
---------------------                                         ------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus Equity Partners, L.P.             I.R.S. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC (See Item 3 for description of consideration)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                4,724,742

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   0
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                4,724,742

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,724,742

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.0%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 893735 10 0                                         Page 3 of 13 Pages
----------------------                                        ------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC (See Item 3 for description of consideration)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                38,657

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   4,999,728
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                38,657

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,999,728

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,038,385

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.     893735 10 0                                     Page 4 of 13 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           E.M. Warburg, Pincus & Co., LLC                    I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3      SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC (See Item 3 for description of consideration)
----------- --------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   4,999,728
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,999,728

----------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,999,728

----------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.0%

----------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO

----------- --------------------------------------------------------------------

     This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on June 16, 2000, as amended by an Amendment No. 1 filed on June 29, 2000 (such
Schedule 13D, as so amended, the "Schedule 13D") and is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"). This Amendment and the Schedule 13D relate to the Common Stock, par value $0.01, of Transkaryotic Therapies, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein and in the Schedule 13D to the "Common Stock" refer to the Common Stock of the Company, par value $0.01 per share. The holdings of Common Stock of WP and EMW in this Schedule 13D include certain shares of Common Stock that may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Investors").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment relates to the Common Stock and is being filed promptly following the acquisition of an aggregate of an additional 1,428,300 shares of Common Stock acquired by the Reporting Entities through various open market purchases (which purchases together represent more than 1.0% of the outstanding shares of Common Stock).


                               Page 5 of 13 pages

Item 2. Identity and Background.

     (a) Schedule I to Item 2(a) of the Schedule 13D is hereby amended in its entirety and is replaced with Schedule I attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "The total amount of funds used by the Reporting Entities to purchase the securities of the Company described herein was obtained from the working capital of the Reporting Entities and amounted to US $123,288,808 as of March 23, 2001."

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "(a) The Reporting Entities beneficially own shares of Common Stock by virtue of their ownership of shares of Common Stock directly as well as by their ownership of 3,571,428 of the Company's Series A Convertible Preferred Shares, each of which is convertible within sixty days into one share of Common Stock. As of March 23, 2001, WP beneficially owned 5,038,385 shares of Common Stock. Also as of this date, EMW beneficially owned 4,999,728 shares of Common Stock and WPEP beneficially owned 4,724,742 shares of Common Stock. Of the shares beneficially owned by WP and EMW, 274,985 shares represent the aggregate amount of Common Stock beneficially owned by the Investors. By reason of WP's and EMW's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to


                               Page 6 of 13 pages
own beneficially all of the shares of Common Stock that are beneficially owned by the Investors.

     Assuming full conversion of the corresponding Series A Convertible Preferred Shares, as of March 23 2001, the 5,038,385 shares of Common Stock beneficially held by WP, the 4,999,728 shares of Common Stock beneficially held by EMW and the 4,724,742 shares of Common Stock beneficially held by WPEP represented, respectively, approximately 19.2%, 19.0% and 18.0% of the sum of the 22,694,439 outstanding shares of Common Stock (based on the shares of Common Stock outstanding as of September 30, 2000, as set forth in the Company's most recent Quarterly Report on Form 10-Q, for the period ended September 30, 2000) and the 3,571,428 shares of Common Stock issuable upon conversion of the Series A Preferred Shares held by the Reporting Entities.

     (b) WPEP has the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 4,724,742 shares of Common Stock beneficially owned by WPEP. In addition to having the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 38,657 shares of Common Stock it beneficially owns directly, WP may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition by virtue of its ownership positions in WPEP and the Investors with respect to the 4,724,742 shares of Common Stock beneficially owned by WPEP and the aggregate of 274,985 shares of Common Stock beneficially owned by the Investors. Considering WP's direct and indirect beneficial ownership interests together, WP has an aggregate beneficial ownership interest of 5,038,385 shares of Common Stock. By virtue of its control positions in WPEP and the Investors, EMW may be deemed to have the shared power to vote or to


                               Page 7 of 13 pages
direct the vote and to dispose or to direct the disposition with respect to the 4,724,742 shares of Common Stock beneficially owned by WPEP and the aggregate of 274,985 shares of Common Stock beneficially owned by the Investors, resulting in EMW having an aggregate beneficial ownership interest of 4,999,728 shares of Common Stock.

     (c) Since the last filing of a Schedule 13D by the Reporting Entities relating to the Company's securities, WPEP acquired shares of the Common Stock through various open market purchases conducted in February and March 2001 at various prices, each of which such purchases was for less than 1.0% of the outstanding Common Stock but all of which such purchases together were for more than 1.0% of the outstanding Common Stock. All of the funds used by the Reporting Entities to effect these purchases came from the working capital of the Reporting Entities. The dates on which the purchases occurred and the prices at which the purchases were made are set forth in the table below:

Date of Purchase            Number of Shares                    Price per Share
----------------            ----------------                    ---------------
February 2, 2001                872,500                              $16.50
February 27, 2001                75,000                              $17.13
March 1, 2001                    20,000                              $16.20
March 2, 2001                    25,000                              $16.25
March 5, 2001                    50,000                              $16.67
March 6, 2001                    35,000                              $16.23
March 7, 2001                    35,000                              $16.23
March 9, 2001                    40,000                              $15.85
March 12, 2001                   40,000                              $15.75
March 20, 2001                   88,800                              $14.97
March 20, 2001                   47,000                              $14.48
March 22, 2001                  100,000                              $13.94


                               Page 8 of 13 pages

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable."


                               Page 9 of 13 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2001           WARBURG, PINCUS EQUITY
                                 PARTNERS, L.P.

                                 By:      Warburg, Pincus & Co.,
                                          General Partner

                                 By:        /s/ Reuben S. Leibowitz
                                          ----------------------------------
                                 Name:    Reuben S. Leibowitz
                                 Title:   Partner

Dated:  March 26, 2001           WARBURG, PINCUS & CO.

                                 By:        /s/ Reuben S. Leibowitz
                                          ----------------------------------
                                 Name:    Reuben S. Leibowitz
                                 Title:   Partner

Dated:  March 26, 2001           E.M. WARBURG, PINCUS & CO., LLC

                                 By:        /s/ Reuben S. Leibowitz
                                          ----------------------------------
                                 Name:    Reuben S. Leibowitz
                                 Title:   Member


                              Page 10 of 13 pages

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WPEP, WP, and EMW are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------- ------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Gregory Back              Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Stephen Distler           Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
William H. Janeway        Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Charles R. Kaye           Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Henry Kressel             Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Joseph P. Landy           Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
David E. Libowitz         Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Nancy Martin              Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Edward J. McKinley        Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Howard H. Newman          Partner of WP; Member and Vice Chairman of EMW
------------------------- ------------------------------------------------------
Gary D. Nusbaum           Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Lionel I. Pincus          Managing Partner of WP; Managing Member, Chairman of
                          the Board and Chief Executive Officer of EMW
------------------------- ------------------------------------------------------
John D. Santoleri         Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
John L. Vogelstein        Partner of WP; Member, and President of EMW
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
David Wenstrup            Partner of WP; Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Pincus & Co.*
------------------------- ------------------------------------------------------
NL & Co.**
------------------------- ------------------------------------------------------

---------------------
* New York limited partnership; primary activity is ownership interest in WP and EMW.
**   New York limited partnership; primary activity is ownership interest in WP.


                              Page 11 of 13 pages

                                 MEMBERS OF EMW

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH EMW LLC, AND POSITIONS
            NAME                       WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Gregory Back              Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
David Barr                Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Frank M. Brochin (1)      Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Harold Brown              Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Sean D. Carney            Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Timothy J. Curt           Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
W. Bowman Cutter          Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Cary J. Davis             Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Stephen Distler           Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Tetsuya Fukagawa (2)      Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Makoto Fukuhara (2)       Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Alf Grunwald (3)          Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Patrick T. Hackett        Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Sung-Jin Hwang (4)        Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Roberto Italia (5)        Member and Managing Director of EMW
------------------------- ------------------------------------------------------
William H. Janeway        Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Charles R. Kaye           Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Rajesh Khanna (6)         Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Henry Kressel             Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Rajiv B. Lall (6)         Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Joseph P. Landy           Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Sidney Lapidus            Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Kewsong Lee               Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Jonathan S. Leff          Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
David E. Libowitz         Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Nicholas J. Lowcock (7)   Member and Managing Director of EMW
------------------------- ------------------------------------------------------
John W. MacIntosh (8)     Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Nancy Martin              Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Edward J. McKinley        Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
James Neary               Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Howard H. Newman          Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Gary D. Nusbaum           Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Dalip Pathak              Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Lionel I. Pincus          Managing Member, Chairman of the Board and Chief
                          Executive Officer of EMW; Managing Partner of WP
------------------------- ------------------------------------------------------
Pulak Chandan Prasad (6)  Member and Managing Director of EMW
------------------------- ------------------------------------------------------
John D. Santoleri         Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------


                              Page 12 of 13 pages

------------------------- ------------------------------------------------------
                               PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH EMW, AND POSITIONS
          NAME                       WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Steven G. Schneider       Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Melchior Stahl (3)        Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Chang Q. Sun (9)          Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Barry Taylor              Member and Managing Director of EMW, Partner of WP
------------------------- ------------------------------------------------------
John L. Vogelstein        Member and President of EMW; Partner of WP
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
David Wenstrup            Member and Managing Director of EMW; Partner of WP
------------------------- ------------------------------------------------------
Jeremy S. Young (7)       Member and Managing Director of EMW
------------------------- ------------------------------------------------------
Pincus & Co.*
------------------------- ------------------------------------------------------

(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United Kingdom
(8)  Citizen of Canada
(9)  Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW


                              Page 13 of 13 pages